[Letterhead of Simpson Thacher & Bartlett LLP]

August 18, 2014

VIA COURIER AND EDGAR

Re:	Medley Management Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 24, 2014 CIK No. 0001611110

Christian Windsor, Esq.
Division of Corporation Finance Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Windsor:

On behalf of Medley Management Inc. (“Medley”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission a Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its Class A common stock, marked to show changes from Amendment No. 1 to the draft Registration Statement (“Amendment No. 1”) confidentially submitted on July 24, 2014. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated August 8, 2014, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by Medley.

SECURITIES AND EXCHANGE COMMISSION	-2-	August 18, 2014

Cover Page

1.	You indicate on the cover page that you are offering “all” of your shares of Class A common stock in the offering. However, you will have a large number of authorized but unissued shares in order to fund your 2014 Omnibus Incentive Plan and to exchange units in Medley LLC for Class A shares. Please revise these disclosures to prevent any confusion.

Medley has revised the prospectus cover page to prevent any confusion regarding the matter identified in the Staff’s comment.

The Offering, page 11

2.	We note the changes that you have made in response to prior comment eight. Please revise this disclosure in order to clarify (using quantifying disclosure when possible) that if all of LLC Units held by non-managing members of Medley LLC are exchanged for Class A shares that, because of whom the owners of the new Class A shares are, you will still be a controlled company.

Medley has revised page 11 to clarify that if all LLC Units held by non-managing members of Medley LLC were exchanged for Class A shares and such shares continued to be held by such non-managing members, Medley would still be a controlled company if such non-managing members formed a group.

Summary Historical Combined and Consolidated Financial and Other Data, page 14

3.	We note that net income attributable to non-controlling interests in Consolidated Subsidiaries for three month period ending March 31, 2014 changed from $242,000 to negative $27,000 and a change in Members’ Deficit from $38,643,000 to $38,354,000 since you submitted your last Draft Registration Statement on June 23, 2014. Please explain to us the nature of these changes.

Medley respectfully advises the Staff that subsequent to the submission of the initial draft registration statement on June 23, 2014 (the “Draft Registration Statement”), Medley identified a mathematical miscalculation relating to the allocation of net income attributable to non-controlling interests in consolidated subsidiaries. The miscalculation resulted in an overstatement of net income attributable to non-controlling interests in consolidated subsidiaries and an understatement of net income attributable to members.

This adjustment between net income attributable to non-controlling interests in consolidated subsidiaries and net income attributable to members on the interim statement of operations had a similar effect on non-controlling interests in consolidated subsidiaries and members’ deficit in offsetting amounts on the March 31, 2014 balance sheet. Medley did not consider this adjustment to have a material effect on the financial statements considering both quantitative and qualitative factors (including those described in SAB 99). In the Registration Statement, the financial statements as of and for the three months ended March 31, 2014 have been replaced with financial statements as of and for the six months ended June 30, 2014.

SECURITIES AND EXCHANGE COMMISSION	-3-	August 18, 2014

Risk Factors, page 17

Dependence on leverage by certain our funds and certain of our funds’ investee..., page 25

4.	We note your revisions to this risk factor in response to prior comment 9 from our letter dated July 18, 2014. In particular, we note that the heading of this risk factor references a number of funds as well as fund investee companies. However, the revised disclosure discusses the net asset positions of your two public vehicles, MCC and SIC. Please tell us, with a view towards revised disclosure, about any other fund positions that are funded using leverage, including leverage incurred by investee companies.

Medley advises the Staff that its permanent capital vehicles, MCC and SIC, are its only funds that currently rely on the use of leverage. Medley advises the Staff that its investee companies are typically highly leveraged, those that have credit ratings are typically non-investment grade and those that do not have credit ratings would likely be non-investment grade if they were rated. Medley has revised this risk factor on page 26 to so disclose.

We may need to pay “clawback” obligations..., page 28

5.	We have read your comment to response 35. You have revised your disclosure here and on pages F-18 and F-53 to state that as of December 31, 2013 you had not received any distributions of performance fees, other than tax distributions which are not subject to clawback. As such, at December 31, 2013, had you assumed all existing investments were worthless, you would not have been subject to any clawback obligations. However on page 27 of your Draft Registration Statement on Form S-1 submitted on June 26, 2014 you stated that at December 31, 2013 and 2012, had you assumed all existing investments were worthless, the net amount of carried interest subject to clawback would have been approximately $12.2 million and $4.0 million, respectively. Please reconcile these two disclosures. In your response, clearly explain why the $12.2 million and $4 million of carried interest are no longer subject to clawback or reversal of revenues.

Medley respectfully advises the Staff that the $12.2 million and $4.0 million amounts referenced on page 27 of the Draft Registration Statement represent the amount of performance fees that would be subject to reversal on Medley’s combined and consolidated statement of operations. These amounts have not been distributed and therefore would not be subject to clawback. In Amendment No. 1, Medley revised the disclosure on page 28 to correctly indicate that no amounts would be subject to clawback had Medley assumed all existing investments were worthless.

SECURITIES AND EXCHANGE COMMISSION	-4-	August 18, 2014

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013, page 88

6.	We have read your response to comment 27, including your statement that since your initial draft registration statement you reclassified $1.5 million from management fees to performance fees for the period ending March 31, 2014, and as a result you no longer report negative performance revenues. In your response, you also discuss elimination of fee income/expense related to MOF II during consolidation. Please explain to us in detail how the elimination of fee income/expense related to MOF II supports this reclassification. Clearly identify how these revenues were initially recorded, the nature of the error, and how it was corrected. Your response should include the accounting literature you relied upon to support your conclusions.

Medley respectfully advises the Staff that subsequent to the submission of the Draft Registration Statement, Medley identified an error in intercompany charges recorded between Medley LLC and Medley Opportunity Fund II LP (“MOF II”) in the amount of $1.5 million. The effect of the error caused management fee revenue and expense to be overstated. The correcting reduction to management fee expenses resulted in a corresponding increase in the amount of performance fees due from MOF II. As disclosed in the Registration Statement, MOF II is a Consolidated Fund, therefore its results of operations are consolidated with the results of Medley and all intercompany transactions are eliminated in consolidation. Accordingly, the reclassification did not have any impact on the combined and consolidated net income of Medley LLC and Medley GP Holdings LLC, or the consolidated revenue or expenses for the period ended March 31, 2014. Medley did not consider this adjustment to have a material effect on the financial statements considering both quantitative and qualitative factors (including those described in SAB 99). In the Registration Statement, the financial statements as of and for the three months ended March 31, 2014 have been replaced with financial statements as of and for the six months ended June 30, 2014.

Debt Instruments, page 94

7.	Please tell us, with a view towards revise disclosure, regarding the minimum AUM requirements and minimum fixed charge coverage ratio under the CNB Credit Agreement.

Medley has revised the disclosure on page 102 to include the minimum AUM and minimum fixed charge coverage ratio requirements under the CNB Credit Agreement. Medley advises the Staff that, as disclosed in the Registration Statement, the borrowings under the CNB Credit Agreement were repaid with borrowings under a new term loan credit facility. Medley has updated the Registration Statement to describe the new credit facilities, including the analogous disclosure requested in the Staff’s comment.

SECURITIES AND EXCHANGE COMMISSION	-5-	August 18, 2014

Legal Proceedings, page 127

8.	Please revise this section to include a discussion of the proceeding referred to in the risk factor on page 37.

Medley respectfully advises the Staff that no proceeding has been commenced in respect of the matter referred to in the risk factor on page 38 and has revised its disclosure on page 38 to make this more clear. Pursuant to Regulation S-K Item 103, Medley is required to describe “any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which [it] or any of its subsidiaries is a party or of which any of their property is the subject.” Medley respectfully submits that such matter does not constitute a proceeding requiring disclosure under Regulation S-K Item 103. Medley has, however, cross referenced the relevant risk factor disclosure, and will monitor this matter and update its disclosure as appropriate.

Description of Capital Stock, page 147

9.	Describe here and throughout the prospectus, any restrictions on the transfer of your Class B Common Stock.

Medley respectfully advises the Staff that there are no restrictions on the transfer of its Class B common stock and that it has revised page 157 to so clarify.

Medley LLC and Medley GP Holdings LLC

Combined and Consolidated Financial Statements for the period ended December 31, 2013

Notes to Combined and Consolidated Financial Statements, page F-12

Note 2 - Summary of Significant Accounting Policies, page F-12

Principles of Combination and Consolidation, page F-12

10.	Please address the following regarding your response to comment 33:

●	Your disclosure on page F-13 and F-49 continues to state a fund should be consolidated unless the Company has a less than significant level of equity at risk. Please explain how your policy complies with the guidance within ASC ###-##-####(a) as it stipulates when an entity does not have enough equity to finance its activities without additional subordinated financial support it is considered a VIE. In other words, it appears that your evaluation in determining whether a fund is a VIE is based on your equity interest to finance the fund’s activities without additional subordinated financial support as opposed to the fund’s ability to finance its own activities without additional subordinated financial support as required by the guidance. Please revise your disclosure to clarify as appropriate.

Medley has revised the disclosure on pages F-12 and F-50 to clarify its accounting policy regarding consolidation, including the conditions under which an entity would be considered a VIE pursuant the requirements in ASC 810-10-15-14(a).

SECURITIES AND EXCHANGE COMMISSION	-6-	August 18, 2014

●	We continue to note your accounting policy on pages F-13 and F-49 which states in cases where a fund is considered a VIE, the fund’s investors are generally deemed to be the primary beneficiaries, and the Company does not consolidate the fund. This disclosure implies that you do not consolidate any funds that are considered VIEs as you are generally not deemed to be the primary beneficiary. Please revise your disclosure to identify the name and type of funds this guidance applies to and your analysis to support your conclusion that you, in general, would not be considered the primary beneficiary in pursuant to ASC 810-10. Additionally, please tell us how the nature of any fee arrangements between you and the funds are considered in your consolidation analysis in concluding that you are not the primary beneficiary of any of these funds.

Medley has revised the disclosure on pages F-13 and F-51 to eliminate the implication that in cases where the fund is considered a VIE, the fund’s investors are generally deemed to be the primary beneficiary. In addition, the disclosure was revised to describe how Medley determines whether or not it is the primary beneficiary of the VIE. The disclosure has also been enhanced to name and describe the non-consolidated entities in which Medley holds a variable interest. Lastly, the disclosure has been revised to state that Medley includes the nature of any fee arrangements it its analysis to determine if it is the primary beneficiary.

Medley advises the Staff that in considering whether Medley will absorb a majority of a VIE’s losses or receive a majority of the residual returns, Medley’s consolidation analysis considers the fee arrangements with the respective entity, including the variability of the fee arrangement and the termination or removal provisions of the agreement.

●	Your disclosure on page F-13 indicates that your variable interest in the Investment Fund is in the form of a fixed fee arrangement which was not significant to the entity or to the Company for the year ended December 31, 2013, and that you received fees of $7.7 million from the entity during 2012. Please describe to us in the detail the nature of the fee arrangement, particularly in light of the variability of the fees earned from year to year. For example, describe all aspects of the fee arrangement, including whether any portion of the subordinated and whether any incentive fees can be earned from the agreement.

The investment fund referenced on page F-14 relates to Medley Opportunity Fund Ltd (“MOF Ltd”), an investment company formed under the laws of the Cayman Islands and organized to make investments in a diversified portfolio of corporate and asset-based investments. Pursuant to an investment management agreement, Medley manages the investment activities of MOF Ltd, receives an annual base management fee and is entitled to receive an incentive fee, subject to the underlying financial performance of the Investment Fund. Since inception through December 31, 2012, the annual base management fee was equal to 2% of the fund’s net assets. Effective January 1, 2013, the annual base management fee was reduced to 1.25% of the fund’s net assets. On January 1, 2014, the base management fee was further reduced to 0.75% of the fund’s net assets. The annual incentive fee was equal to 20% of the net profits of the fund, subject to a high water mark and was paid annually, if applicable. Effective January 1, 2010, MOF Ltd ceased accepting new investors into the fund and also ceased making new investments. Since that time, MOF Ltd has been realizing or exiting its investments and returning capital to its investors. Accordingly, the annual base management fee, which is calculated as a percentage of the fund’s net asset value, has been declining and is expected to continue to decline. During 2012, MOF Ltd’s financial performance declined and the incentive fee calculation fell below the high water mark. For the years ended December 31, 2012 and 2013 and the six-month period ended June 30, 2014, Medley did not earn or record an incentive fee from MOF Ltd.

SECURITIES AND EXCHANGE COMMISSION	-7-	August 18, 2014

●	We note from your response to comment 33 that Medley Capital Strategies GP and Medley Capital Strategies LLC (collectively “MCS”) began winding down their activities in December 2012. Please tell us the status of the wind down process and describe the nature of your involvement and role in these activities. Additionally, please describe in more detail the nature of your fee arrangement with these entities prior to the wind down process taking place and whether you are entitled to any types of fees during the wind down process.

Medley Credit Strategies GP and Medley Credit Strategies LLC (collectively "MCS") were the general partner and investment adviser entities, respectively, to a credit focused long/short equity hedge fund. Pursuant to an investment management agreement, MCS earned an annual base management fee and was also entitled to receive an annual incentive fee based upon the economic performance of the fund. In 2011, Medley acquired, from the portfolio manager, a voting interest in MCS. However, pursuant to the operating agreements, the portfolio manager retained responsibility for all investment decision making activities. The portfolio manager also retained the economic interest entitled to receive the management and incentive fees. Medley was entitled to receive an economic interest in the management and incentive fees subject to the milestones detailed below:

(i)	0% until the assets under management of the fund were equal to or exceeded $150,000,000;

(ii)	30% until the assets under management of the fund were greater than $150,000,000 but less than $250,000,000;

(iii)	50% until the assets under management of the fund were greater than $250,000,000 but less than $500,000,000; and

(iv)	100% once the assets under management were greater than $500,000,000.

During 2011 and 2012, the assets under management never exceeded $150,000,000 and Medley never received a percentage of the management or incentive fees, including any fees relating to the winding down of the fund. During the first half of 2012, the investors in MCS communicated their intention to fully redeem their investment by the end of 2012. As of December 31, 2012, substantially all of the investments were sold and the capital was returned to the investors. The winding down activities of MCS were managed by the Portfolio Manager and Medley did not participate in any decision making related to the wind down of MCS or receive any fees resulting from the wind down.

SECURITIES AND EXCHANGE COMMISSION	-8-	August 18, 2014

●	Your response to comment 33 seems to imply that you believe these entities qualify for the deferral under ASU 2010-10. Revise your disclosure to discuss your consolidation policy over Medley Opportunity Fund LLP and Medley Opportunity Fund II LP. Such disclosure should also discuss why these entities qualify for deferral treatment under ASU 2009-17. Tell us how you determined they meet the specific criteria for the deferral as set forth in ASC 810-10-65-2.aa.

Medley has revised pages F-13 and F-53 to expand the disclosure of its consolidation policy. The revised disclosure addresses the deferral treatment under ASU 2010-10 and the fact that such entities qualify such treatment.

The amendments in ASU 2010-10 impact reporting entities with interests in an entity that meet certain conditions, such as (1) an entity that has all of the attributes of an investment company, as specified in ASC 946-10-152(a) through (d); (2) the reporting entity does not have an explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity and (3) the entity is not a securitization entity, an asset-backed financing entity or an entity formerly considered a qualifying special-purpose entity. All of the conditions set forth in this ASU were met in respect of Medley Opportunity Fund LP and Medley Opportunity Fund II LP and Medley’s consideration of its variable interests in these entities were evaluated under the pre-amended consolidation rules. Medley concluded that these entities were not VIEs but, as noted under the Consolidated Funds section of Note 2 on page F-13 and F-51, such entities were consolidated under the voting interest model.

Medley has revised its disclosure on page F-14 and F-52 to indicate which entities qualify for such deferral as well as its accounting policy regarding consolidation.

11.	You state on pages F-12 and F-48 that Medley LLC and Medley GP Holdings LLC have a wholly owned subsidiary that is a VIE. In light of the fact that this entity is a wholly owned subsidiary, please tell us which of the criterion in ASC 810-10-15-14 were met for the entity to be considered a VIE and describe the factors you considered in concluding that you were the primary beneficiary of this entity.

Medley respectfully advises the Staff that the referenced subsidiary is SIC Advisors LLC (“SIC Advisors”), the investment advisor to Sierra Income Corporation (“SIC”). SIC Advisors meets the criteria in ASC 810-10-15-14(a) in that its total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. As of December 31, 2013 and 2012, SIC Advisors had an intercompany payable balance to Medley LLC of $7.0 million and $6.5 million, respectively.

The primary factors considered in concluding that Medley is the primary beneficiary of SIC advisors were the power criterion and the losses/benefits criterion as noted in ASC 810-25 38A through 25-38G. Medley is the sole manager of SIC Advisors and has the power and authority to take any action and to make any decision on behalf of SIC Advisors without any further authorization or consent from any member, as stated in SIC Advisors LLC agreement. In addition, Medley has the obligation to absorb losses or the right to receive benefits that could potentially be significant to SIC Advisors. Pursuant to the terms of the SIC Advisors LLC agreement, the minority interest holder’s obligation to absorb its pro rata share of any losses is limited to the amount of its original capital contribution. In addition, the minority interest holder is not obligated to make any further capital contributions to fund the operations of SIC Advisors.

Medley respectfully advises the Staff that it has revised the disclosure on page F-13 and F-51 to refer to SIC Advisors as a “majority” owned subsidiary, as opposed to a “wholly” owned subsidiary as previously disclosed in Amendment No. 1.

SECURITIES AND EXCHANGE COMMISSION	-9-	August 18, 2014

12.	We have read your response to comment 34. Your disclosure continues to state on page F-13 that “In cases where the Company’s equity at risk is deemed to be significant, a fund is generally not considered to be a VIE, and the Company will generally consolidate a fund unless the limited partners are granted substantive kick-out rights.” As previously requested, please revise this disclosure to clarify, if true, in cases where a fund is not considered to be a VIE you generally would consolidate a fund given your presumption of control as the general partner unless the limited partners are granted substantive kick out or participating rights. Please tell us the number of entities which are not consolidated due to the existence of substantive kick-out rights or participating rights. As part of your response, please explain the nature of these rights for each applicable entity.

Medley respectfully advises the Staff that it has revised the disclosure on page F-13 to clarify that where a fund organized as partnership is not considered to be a VIE, it generally would consolidate such fund given its presumption of control as the general partner, unless the limited partners are granted substantive kickout or participating rights. Medley respectfully advises the Staff that for each respective fund for which it serves as the general partner, the applicable limited partners do not have substantive kick-out rights or participating rights. Accordingly, there are presently no funds that are not consolidated due to the existence of substantive kick-out rights or participating rights.

13.	Tell us the relationship between Medley Opportunity Fund II LP and Medley Opportunity Fund II Ltd., which are afforded differing accounting treatments.

Medley respectfully advises the Staff that Medley Opportunity Fund II Ltd. does not exist. Medley has assumed that the Staff is seeking to understand the relationship between Medley Opportunity Fund LP (“MOF LP”) and MOF Ltd.

MOF LP is an investment partnership which was formed as a limited partnership under the laws of the State of Delaware and organized to make investments in a diversified portfolio of corporate and asset-based investments. Medley is the sole member of the general partner of MOF LP and also has an equity investment in MOF LP. Although MOF LP was not deemed to be a VIE, as the general partner of MOF LP, Medley is presumed to have control. As described under the Consolidated Funds section of Note 2 on page F-13, Medley consolidates MOF LP under the voting interest model.

MOF Ltd is an investment fund which was formed as a company under the laws of the Cayman Islands and is organized to make investments in a diversified portfolio of corporate and asset-based investments. Medley does not have an equity investment or voting interest in MOF Ltd. Medley has a variable interest in MOF Ltd through its investment management agreement. As described under the Non-Consolidated Variable Interest Entities section of Note 2 on page F-14, although MOF Ltd was deemed a VIE, Medley was not deemed the primary beneficiary and, therefore, MOF Ltd has not been consolidated.

SECURITIES AND EXCHANGE COMMISSION	-10-	August 18, 2014

Combined and Consolidated Financial Statements for the period ended March 31, 2014

Notes to Combined and Consolidated Financial Statements, page F-48

Note 2 - Summary of Significant Accounting Policies, page F-48

Performance Fees, page F-53

14.	We note that for the years ended March 31, 2014 and 2013, you did not record a reversal of previously recognized performance fees. We also note on page 91 that performance fees decreased from the three months ended March 31, 2013 to the three months ended March 31, 2014 primarily due to an increase in the unrealized depreciation on investments of Consolidated Funds that resulted in a reversal of performance fees allocated in prior periods. Please reconcile the discrepancy between these disclosures.

Medley respectfully advises the Staff that it does not believe there to be a discrepancy in the disclosures on page F-53 and page 91 of Amendment No. 1. The disclosure on page F-53 of Amendment No. 1 relates to the combined and consolidated financial statements, whereas the disclosure on page 91 relates to Medley’s standalone financial statements. Medley’s standalone financial statements include revenues generated from the Consolidated Funds. The referenced disclosure on page 91 of Amendment No. 1 regarding the reversal of performance fee relates to performance fees from one of the Consolidated Funds. Transactions with and balances related to the Consolidated Funds are eliminated in consolidation.

Note 11 - Compensation Fees, page F-68

Performance Fee Compensation, page F-68

15.	Please expand your disclosure to discuss the additional profits interests granted in January 2014 as noted on page 92.

In October 2010, Medley LLC granted shares of vested profits interests in certain subsidiaries to selected employees. These awards are viewed as a profit-sharing arrangement and are accounted for under ASC 710 which requires compensation expense to be recognized over the vesting period, which is usually the period over which service is provided. The shares were vested at grant date, subject to a divestiture percentage based on percentage of service completed from the award grant date to the employee’s termination date. The related liability is adjusted quarterly based on changes in estimated cash flows for the profits interests.

In January 2014, Medley LLC granted additional shares of profits interests in certain subsidiaries to selected employees. The shares were fully vested at grant date and were not subject to a divestiture percentage.

Total performance compensation recorded under both these grants was $3.2 million and $5.2 million for the six months ended June 30, 2014 and 2013, respectively. As of June 30, 2014 and December 31, 2013, the total performance fee compensation liability for these awards was $18.5 million and $16.2 million, respectively. Medley has revised the disclosure on F-72-73 accordingly.

* * * * *

SECURITIES AND EXCHANGE COMMISSION	-11-	August 18, 2014

Medley has filed with the Registration Statement a number of exhibits. In addition, we have annexed a form of our opinion regarding the validity of the Class A common stock to be filed as Exhibit 5.1 to a subsequent pre-effective amendment. Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Suzanne Hayes
Kevin W. Vaughn
Yolanda Trotter
Eric Envall

Medley Management Inc.
John Fredericks

Skadden, Arps, Slate, Meagher & Flom LLP
Phyllis G. Korff
David J. Goldschmidt

Annex

[Letterhead of Simpson Thacher & Bartlett LLP]

__________, 2014

Medley Management Inc.

375 Park Avenue, 33rd Floor

New York, New York 10152

Ladies and Gentlemen:

We have acted as counsel to Medley Management Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance by the Company of up to __________ shares of Class A Common Stock, par value $0.01 per share (together with any additional shares of such stock that may be issued by the Company pursuant to Rule 462(b) (as prescribed by the Commission pursuant to the Act) in connection with the offering described in the Registration Statement, the “Shares”).

We have examined the Registration Statement and a form of the Amended and Restated Certificate of Incorporation of the Company (the “Amended Certificate”), which has been filed with the Commission as an exhibit to the Registration Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that when the Amended Certificate has been duly filed with the Secretary of State of the State of Delaware and upon payment and delivery in accordance with the applicable definitive underwriting agreement approved by the board of directors of the Company, the Shares will be validly issued, fully paid and nonassessable.

Medley Management Inc.	-2-	__________, 2014

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Very truly yours,
SIMPSON THACHER & BARTLETT LLP